FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the National Securities Commission regarding Withholding of Income Tax on Cash Dividends Paid for Fiscal Year 2006 and 2007.

January 24, 2008

Messrs.

COMISIÓN NACIONAL DE VALORES

(National Securities Commission)

Buenos Aires

Gentlemen:

Ref.:	Withholding of Income Tax on Cash Dividends Paid for Fiscal Years 2006 and 2007

The Board of Directors of BBVA BANCO FRANCÉS S.A. wish to inform its shareholders about the filing of a binding inquiry with the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos—“AFIP”) in connection with the applicability of withholding an income tax. This regulation is included in Section 69.1. of the Income Tax Law and this inquiry is in reference to cash dividends paid out to shareholders by BBVA Banco Francés S.A. for Fiscal Years 2005 and 2006. The AFIP has replied, rejecting the “binding nature” of said inquiry in connection with both years. BBVA Banco Francés has submitted appeals against the rejection of formal admissibility of both the above inquiries.

This opinion is shared by the National Tax Bureau (Dirección Nacional de Impuestos) [which reports to the Undersecretary of Finance of the Ministry of Economy] in its file for Fiscal Year 2005. This Bureau has issued its Memorandum 488/2007 and has returned the file, requesting that a resolution be issued.

Therefore, BBVA Banco Francés has paid to the AFIP on December 3, 2007, the amount of all tax withholdings, as reported to the shareholders, for the above mentioned equalization tax on dividends paid for Fiscal Years 2005 and 2006. We also wish to report that BBVA Banco Francés has taken care of all relevant interest charges.

Please take note that whenever said withholdings were not applicable (on account of the shareholder’s tax category) BBVA Banco Francés has reimbursed the relevant amounts.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 24, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer